Mail Stop 4561

July 11, 2007

Mr. David Hollaway
Chief Financial Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX 77027

       Re: **Prosperity Bancshares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Fiscal Quarter Ended March 31, 2007
              File No. 000-25051

Dear Mr. Hollaway:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Management's Discussion and Analysis

Allowance for Credit Losses, page 40

1. We note your disclosure on page 42 that in 2006 the company revised its allowance methodology to provide for more specific allowance of its reserves. Please describe for us your previous methodology related to your unallocated allowance and the methodology changes implemented in 2006.

Consolidated Financial Statements

Note 7 – Allowance for Credit Losses, page 83

2. Please provide us with a comprehensive analysis describing how you applied the guidance of SOP 03-3 for each acquisition completed during 2005 and 2006. Quantify and describe the nature of non-performing loans acquired and describe your determination of which loans were within the scope of the SOP.

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Management's Discussion and Analysis

Allowance for Credit Losses, page 18

3. We note your disclosure that the allowance balance acquired with acquisitions in the three months ended March 31, 2007 was approximately $12.7 million. Please reconcile for us the allowance balance acquired with the sum of the allowance for loan losses of the Texas United Bancshares bank subsidiaries as disclosed in their December 31, 2006 Call Reports. Describe for us the reasons for the significant increase in the allowance between December 31, 2006 and January 31, 2007, including the nature and amounts of any adjustments made to the allowance prior to or in connection with the acquisition.

4. Please describe for us how you applied the guidance of SOP 03-3 for loans acquired in the Texas United Bancshares acquisition. Quantify and describe the nature of non-performing loans acquired and describe your determination of which loans were within the scope of the SOP.

Form 8-K filed July 3, 2007:

5. We note your disclosure that the merger agreement amendment increases The Bank of Navasota's minimum allowance for loan losses from 1.3% to 2.0%. Please tell us the reasons for this amendment to the merger agreement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant